DESCARTES REPORTS FISCAL 2009 FOURTH QUARTER AND YEAR END FINANCIAL RESULTS

Record quarterly and annual operating performance

WATERLOO, Ontario — March 11, 2009 —Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider, announced financial results for its fiscal 2009 fourth quarter (Q4FY09) and year (FY09) ended January 31, 2009. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

Q4FY09 Financial Results

As described in more detail below, key financial highlights for Descartes in Q4FY09 included:

•

Revenues of $15.7 million, down $0.3 million or 2% from $16.0 million in the fourth quarter of last fiscal year (Q4FY08) and down $1.3 million or 8% from $17.0 million in the previous quarter (Q3FY09). Currency Adjusted revenues for Q4FY09, compared to Q4FY08, were up 6% to $16.9 million. Currency Adjusted revenues for Q4FY09, compared to Q3FY09, were $16.4 million. “Currency Adjusted” revenues is a non-GAAP financial measure that we use solely for comparing revenues from two different periods without the impact of foreign exchange. A definition and reconciliation of Currency Adjusted revenues to revenues in accordance with GAAP is provided later in this release;

•	Income before income taxes of $2.6 million, up 30% from Q4FY08 and compared to $2.7 million in Q3FY09;
•

Net income of $15.7 million, down $2.2 million from $17.9 million in Q4FY08 and up $13.4 million from $2.3 million in Q3FY09. Net income in Q4FY09 and Q4FY08 included non-cash, deferred income tax recoveries of $13.1 million and $16.0 million, respectively, as Descartes recorded a deferred tax asset for prior period tax losses that are anticipated to be applied against taxable income earned in future periods;

•

Earnings per share on a diluted basis of $0.29, down from $0.33 in Q4FY08 and up from $0.04 in Q3FY09. Income before income taxes, per share on a diluted basis for Q4FY09 was $0.05, compared to $0.04 in Q4FY08 and $0.05 in Q3FY09;

•	Days sales outstanding of 50 days, down 9 days from 59 days in Q4FY08, and compared to 47 days last quarter;
•

Record EBITDA of $4.5 million, up 18% from $3.8 million in Q4FY08 and up 2% from $4.4 million in Q3FY09. EBITDA as a percentage of revenues was 29% this quarter, up from 24% in Q4FY08 and 26% in Q3FY09.

EBITDA is a non-GAAP financial measure provided as a complement to financial results presented in accordance with GAAP that we calculate as net income before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation). These items are considered by management to be outside Descartes’ ongoing operational results. A reconciliation of EBITDA to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions, except diluted earnings per share amounts, EBITDA as a % of revenues and DSOs):

	Q4 FY09	Q3 FY09	Q2 FY09	Q1 FY09	Q4 FY08
Revenues	15.7	17.0	17.1	16.3	16.0
Services revenues	14.4	15.7	16.0	14.9	14.4
Income before income taxes	2.6	2.7	2.0	1.6	2.0
Net income	15.7*	2.3*	1.4*	1.1*	17.9*
Diluted EPS	0.29*	0.04*	0.03*	0.02*	0.33*
EBITDA	4.5	4.4	4.1	3.8	3.8
EBITDA as a % of revenues	29%	26%	24%	23%	24%
DSOs (days)	50	47	50	57	59

* Net income and earnings per share on a diluted basis were positively impacted by non-cash, deferred income tax recoveries of $13.1 million, $0.4 million and $16.0 million in Q4FY09, Q3FY09 and Q4FY08, respectively. Net income and earnings per share on a diluted basis were also impacted by the following: (1) non-cash deferred income tax expenses as tax losses were applied to taxable income in the amounts of $0.8 million in Q3FY09 and $0.5 million in each of Q2FY09 and Q1FY09; and (2) contingent acquisition consideration expense of $0.3 million in Q2FY09 and $0.5 million in each of Q1FY09 and Q4FY08.

Total revenues of $15.7 million in Q4FY09 were comprised of $14.4 million in services revenues and $1.3 million in license revenues. As a percentage of total revenues, services revenues were 92%, compared to 90% in Q4FY08 and unchanged from Q3FY09, with the balance of the revenues in each period being license revenues.

Geographically, $10.0 million of revenues (64%) were generated in the Americas, excluding Canada, $3.5 million (22%) in Europe, Middle East and Africa (“EMEA”), $1.8 million (12%) in Canada, and $0.4 million (2%) in the Asia Pacific region.

“In these unprecedented times, our diligent attention to our operating model has delivered positive results,” said Stephanie Ratza, CFO at Descartes. “We maintain a solid balance sheet with a healthy cash position and will continue to closely monitor our operations while we execute on our consolidation strategy.”

“There is a new immediacy for our customers; the world has changed and our customers need to change with it. We have and will continue to work with our customers to provide solutions that allow them to save money now and help them comply with regulatory requirements for shipments through our Global Logistics Network and value-added services,” said Art Mesher, Descartes’ CEO. “Our mission is to make the world a better place through logistics by helping our customers and community of trading partners improve the productivity and performance of logistics.”

FY09 Financial Results

As described in more detail below, key financial highlights for Descartes in FY09 included the following:

•	Revenues of $66.0 million, up $7.0 million or 12% from $59.0 million in Descartes’ fiscal year ended January 31, 2008 (FY08);
•	Income before income taxes of $9.0 million, up 32% from $6.8 million in FY08;
•

Net income of $20.5 million, down by $1.9 million from $22.4 million in FY08. Net income in FY09 and FY08 included net non-cash, deferred income tax recoveries of $11.7 million and $16.0 million, respectively, as Descartes recorded deferred tax assets for prior period tax losses that are anticipated to be applied against taxable income earned in future periods;

•	Earnings per share on a diluted basis of $0.38, down from $0.43 per share in FY08. Income before income taxes per share on a diluted basis for FY09 and FY08 were $0.17 and $0.13, respectively; and
•

EBITDA of $16.7 million, an increase of $2.9 million or 21% from EBITDA of $13.8 million in FY08. EBITDA as a percentage of revenues was 25% in FY09 compared to 23% in FY08. EBITDA is a non-GAAP financial measure provided as a complement to the GAAP financial measures in this release. A reconciliation of EBITDA to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over the past two fiscal years (unaudited, dollar amounts in millions, except per share amounts):

	FY09	FY08
Revenues	66.0	59.0
Services revenues	61.0	54.6
Income before income taxes	9.0	6.8
Net income	20.5*	22.4*
Diluted EPS	0.38*	0.43*
EBITDA	16.7	13.8
EBITDA % of revenues	25%	23%

* Net income and earnings per share on a diluted basis in FY09 and FY08 were positively impacted by net non-cash, deferred income tax recoveries of $11.7 million and $16.0 million respectively.

Total revenues of $66.0 million in FY09 were comprised of $61.0 million in services revenues and $5.0 million in license revenues. As a percentage of total revenues, services revenues were 92%, unchanged from FY08, with the balance of the revenues in each period being license revenues.

Geographically, $39.7 million of revenues (60%) were generated in the Americas, excluding Canada, $16.4 million (25%) in Europe, Middle East and Africa (“EMEA”), $8.5 million (13%) in Canada, and $1.4 million (2%) in the Asia Pacific region.

Cash Position at January 31, 2009

As at January 31, 2009, Descartes had $57.6 million in cash comprised of $47.4 million in cash and cash equivalents and $10.2 million in short-term investments, none of which was held in asset-backed commercial paper (ABCP). As at January 31, 2008, we had $44.1 million in cash and cash equivalents.

The table set forth below provides a summary of cash flows for FY09 in millions of dollars:

Cash and cash equivalents, February 1, 2008	44.1
Cash provided by operating activities	18.7
Purchase of short-term investments	(10.2)
Additions to capital assets	(1.4)
Acquisition of subsidiaries and acquisition-related costs	(3.2)
Issuance of common shares, net of issue costs	0.2
Effect of foreign exchange rates on cash and cash equivalents	(0.8)
Net change in cash and cash equivalents	3.3
Cash and cash equivalents, January 31, 2009	47.4

Recent Acquisitions

Oceanwide Logistics Business

On February 5, 2009, Descartes acquired the logistics business of privately-held Oceanwide Inc. in an all-cash transaction. Oceanwide’s logistics business is focused on a web-based, hosted SaaS model that is ideal for customs brokers and freight forwarders who choose to outsource rather than procure or manage traditional enterprise applications behind their own firewalls. Net of working capital received, Descartes paid approximately CDN $10.4 million (approximately US $8.4 million) and incurred certain transaction expenses.

Scancode

On March 11, 2009, Descartes acquired privately-held Scancode Systems Inc. in an all-cash transaction. Scancode is a developer and integrator of advanced logistics software and a primary source for carrier-compliant less-than-truckload and parcel shipping solutions and warehouse functionality. Scancode’s solutions provide efficient planning and execution of shipping and warehouse activities at multiple touch-points in the distribution process. Net of working capital received, Descartes paid approximately CDN $8.4 million (approximately US $6.5 million) and incurred certain transaction expenses.

2009 Global User Conference

On March 24, 25 and 26, 2009, Descartes will host its Global User Conference and Global Logistics and Customs Advisory Council meetings in Atlanta, Georgia.  Details on the events can be found at http://www.descartes.com/usergroup. The primary sponsors for the event are Xata, BSM Wireless, CombineNet, Intermec, Motorola, NationLink Wireless, SMC3, TeleAtlas, Telogis, and Viewnyx. Descartes customers speaking at the event include the Vice President of Engineering at DHL Express, as well as spokespersons from CVS/Pharmacy, Delta Cargo, The Home Depot, Ideal Supply, Panalpina and others. Samuel Banks, Executive Vice President of Sandler & Travis Trade Advisory Services and retired Deputy Commissioner of US Customs will also be speaking at the event covering key issues and strategic global trends for international trade, customs and public health/safety agencies.

Conference Call

Members of Descartes’ executive management team are scheduled to host a conference call to discuss the company’s financial results and business prospects at 8:00 a.m. EDT on Wednesday March 11th. Designated numbers are (800) 954-0653 for North America or +1 (212) 231-2910 for International. The company simultaneously has scheduled an audio web cast on the Descartes Web site at www.descartes.com/company/investors. Phone conference dial-in or web cast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible for 24 hours after the call’s completion by dialing (800) 558-5253 or +1 (416) 626-4100 and using passcode number 21414130. An archived replay of the web cast will be available at www.descartes.com/company/investors.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has more than 390 employees and is based in Waterloo, Ontario, with operations in Toronto, Atlanta, Pittsburgh, Ottawa, Montreal, Miami, Washington DC, Derby, London, Belgium, Stockholm and Shanghai. For more information, visit www.descartes.com.

# # #

Descartes Investor Contact:

Laurie McCauley

investor@descartes.com

(519) 746-6114 x 2358

Safe Harbor Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the positioning of Descartes to provide value to customers and shareholders; its execution of its consolidation strategy; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the impact on Descartes’ business of the global economic downturn; Descartes’ ability to continue to align operating expenses to visible and recurring revenues; the impact of foreign currency exchange rates; Descartes’ ability to successfully execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from the acquisitions; Descartes’ ability to retain or obtain sufficient capital to execute on its business strategy, including its acquisition strategy; the ability to attract and retain key personnel and the ability to manage the departure of key personnel; departures of key customers; disruptions in the movement of freight; the potential for future goodwill or intangible impairment as a result of other-than-temporary decreases in Descartes’ market capitalization; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 40-F for FY08. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures

EBITDA and Adjusted Net Income

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as EBITDA, Currency Adjusted revenues and Adjusted Net Income, in making investment decisions about our company and measuring our operational results.

The term “EBITDA” refers to a financial measure that we define as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation). Since EBITDA is not a measure determined under GAAP it may not be comparable to similarly titled measures reported by other companies. EBITDA should not be construed as a substitute for net income determined in accordance with GAAP. We have presented EBITDA to show Descartes’ baseline performance before certain non-cash and acquisition-related expenses and other items that are considered by management to be outside Descartes’ ongoing operational results. We believe that financial analysts, current investors and potential investors use EBITDA to understand Descartes’ financial results and that EBITDA will help investors’ overall understanding of our results by providing a higher level of transparency for certain expenses and by providing a level of disclosure that will help investors understand how we plan and measure our business.

Starting this quarter, we have disclosed a non-GAAP financial measure that we refer to as Adjusted Net Income. We define “Adjusted Net Income” as EBITDA less acquisition-related expenses and restructuring charges. As EBITDA is a non-GAAP financial measure, Adjusted Net Income is also defined as earnings before interest, taxes, depreciation and amortization (for which we include amortization of intangible assets, contingent acquisition consideration, deferred compensation and stock-based compensation), acquisition-related expenses and restructuring charges. Historically, costs and expenses of acquisitions, as well as certain costs of restructuring/integrating acquired companies, were capitalized as part of the purchase price for that acquisition. Effective for Descartes’ FY10 fiscal year, GAAP has changed to require that such costs be expensed in the period incurred rather than amortized over the life of the applicable assets the purchase price was allocated to. Management considers acquisition-related and restructuring activity to be outside Descartes’ ongoing operational results and this is how management measures the business. Accordingly, we reference Adjusted Net Income to both measure our operations and as a basis of comparison of our operations from period-to-period exclusive of this accounting change. Management believes that investors and financial analysts do the same, and we are providing the Adjusted Net Income financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted Net Income is a non-GAAP financial measure and may not be comparable to similar titled measures reported by other companies. Adjusted Net Income should not be construed as a substitute for net income determined in accordance with GAAP and the use of Adjusted Net Income does have limitations. In particular, we have completed nine acquisition transactions over the past three fiscal years, two acquisition transactions in the first quarter of FY10 and may complete acquisition transactions in the future that will result in acquisition-related expenses and restructuring expenses. As these acquisition-related expenses and restructuring charges may continue, some investors may consider these charges and expenses as a recurring part of operations rather than non-recurring charges and expenses that are not part of operations.

The table below reconciles EBITDA and Adjusted Net Income to net income reported in our unaudited Consolidated Statements of Operations for Q4FY09, Q3FY09, Q2FY09, Q1FY09 and Q4FY08, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q4FY09	Q3FY09	Q2FY09	Q1FY09	Q4FY08

Net income, as reported on Consolidated Statements of Operations	15.7	2.3	1.4	1.1	17.9
Adjustments to reconcile to EBITDA:
Investment income	(0.2)	(0.3)	(0.2)	(0.3)	(0.4)
Income tax expense (recovery)	(13.1)	0.4	0.6	0.6	(15.9)

Depreciation expense	0.6	0.7	0.6	0.5	0.7
Amortization of intangible assets and contingent acquisition consideration	1.3	1.3	1.6	1.8	1.6
Amortization of deferred compensation and stock-based compensation expense	0.2	0.2	0.1	0.1	(0.1)
EBITDA	4.5	4.4	4.1	3.8	3.8
Adjustments to reconcile to Adjusted Net Income:
Acquisition-related expenses	-	-	-	-	-
Restructuring charges	0.1	0.2	-	-	-
Adjusted Net Income	4.6	4.6	4.1	3.8	3.8

The table below reconciles EBITDA and Adjusted Net Income to net income reported in our audited Consolidated Statements of Operations for FY09 and FY08, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	FY09	FY08

Net income, as reported on Consolidated Statements of Operations	20.5	22.4
Adjustments to reconcile to EBITDA:
Investment income	(1.0)	(1.5)
Income tax expense (recovery)	(11.5)	(15.7)
Depreciation expense	2.2	2.5
Amortization of intangible assets and contingent acquisition consideration	6.0	5.6
Amortization of deferred compensation and stock-based compensation expense	0.5	0.5
EBITDA	16.7	13.8
Adjustments to reconcile to Adjusted Net Income:
Acquisition-related expenses	-	-
Restructuring charges	0.3
Adjusted Net Income	17.0	13.8

This quarter, we have disclosed and discussed a non-GAAP financial measure that we refer to as “Currency Adjusted” revenues. We define “Currency Adjusted” revenues as GAAP revenues plus or minus the impact of foreign exchange on GAAP revenues during the period when compared to a prior period. This impact is calculated on a currency by currency basis by taking the actual revenues earned in a currency in the prior period, determining the blended foreign exchange rate used in that prior period to convert the foreign currency revenues to US dollars, and then applying that blended foreign exchange rate to the actual revenues earned in that same currency in the current period. The impact for each currency for which revenues were earned is then aggregated to determine the aggregate impact of foreign exchange on revenues in the current quarter when compared to the prior period. Management uses this metric to measure revenue trends between periods without the impact of foreign exchange, and helps management to identify revenue trends between periods and make appropriate operating decisions based on this information. Management believes that removing the impact of foreign exchange is helpful to this analysis as movements in international currencies are beyond the control of management and provide a better basis for identifying other factors that influence revenues that may be more in management’s control. We have provided this metric as we believe it provides investors and financial analysts with a higher level of transparency into our revenues. However, Currency Adjusted revenues is a non-GAAP measure and should not be used as a substitute for revenues determined in accordance with

GAAP. Also, since Currency Adjusted revenues is not a measure determined under GAAP, it may not be comparable to similarly titled measures reported by other companies, in particular in the way that foreign exchange impact is calculated.

The table below reconciles revenues determined in accordance with GAAP for Q4FY09 to Currency Adjusted revenues for Q4FY09 by comparing to Q3FY09 and Q4FY08:

(US dollars in millions)	Q4FY09 using foreign exchange rates from Q3FY09	Q4FY09 using foreign exchange rates from Q4FY08

Revenues, as reported on Consolidated Statements of Operations	15.7	15.7
Adjustments to reconcile to Currency Adjusted revenues:
Foreign exchange impact	0.7	1.2
Currency Adjusted revenues	16.4	16.9

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	January 31,	January 31,
	2009	2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	47,422	44,091
Short-term investments	10,210	-
Accounts receivable
Trade	8,702	10,447
Other	985	1,288
Prepaid expenses and other	1,113	951
Deferred contingent acquisition consideration	-	833
Deferred income taxes	5,490	3,000
Deferred tax charge	197	115
	74,119	60,725
CAPITAL ASSETS	4,888	6,722
GOODWILL	26,381	25,005
INTANGIBLE ASSETS	15,475	18,914
DEFERRED INCOME TAXES	24,665	14,570
DEFERRED TAX CHARGE	592	458
	146,120	126,394

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES

Accounts payable	1,938	3,054
Accrued liabilities	5,526	4,514
Income taxes payable	589	783
Deferred revenue	3,317	3,750
	11,370	12,101
INCOME TAX LIABILITY	2,325	1,570
	13,695	13,671

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 53,013,227 at January 31, 2009 ( January 31, 2008 – 52,929,977)	44,986	44,653
Additional paid-in capital	449,462	448,918
Accumulated other comprehensive income	363	2,006
Accumulated deficit	(362,386)	(382,854)
	132,425	112,723
	146,120	126,394

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND SHARE DATA; US GAAP; FY09 AND QUARTERLY DATA UNAUDITED)

	Three Months Ended		Twelve Months Ended
	January 31,	January 31,	January 31,	January 31,
	2009	2008	2009	2008
REVENUES	15,680	16,011	66,044	59,025
COST OF REVENUES	4,994	5,745	22,353	20,640
GROSS MARGIN	10,686	10,266	43,691	38,385
EXPENSES
Sales and marketing	2,086	2,374	8,992	9,700
Research and development	2,718	2,742	11,458	10,540
General and administrative	2,150	1,906	9,288	7,253
Amortization of intangible assets	1,319	1,158	5,133	3,644
Contingent acquisition consideration	-	500	833	2,000
	8,273	8,680	35,704	33,137
INCOME FROM OPERATIONS	2,413	1,586	7,987	5,248
INVESTMENT INCOME	187	447	1,002	1,518
INCOME BEFORE INCOME TAXES	2,600	2,033	8,989	6,766
INCOME TAXES EXPENSE (RECOVERY)
Current	(4)	97	256	323
Deferred	(13,100)	(16,000)	(11,735)	(16,000)
	(13,104)	(15,903)	(11,479)	(15,677)
NET INCOME	15,704	17,936	20,468	22,443
EARNINGS PER SHARE
Basic	0.30	0.34	0.39	0.44
Diluted	0.29	0.33	0.38	0.43
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	53,002	52,294	52,961	51,225
Diluted	53,683	53,721	53,659	52,290

THE DESCARTES SYSTEMS GROUP INC.

         CONSOLIDATED STATEMENTS OF CASH FLOWS

         (US DOLLARS IN THOUSANDS; US GAAP; FY09 AND QUARTERLY DATA UNAUDITED)

	Three Months Ended		Twelve Months Ended
	January 31,	January 31,	January 31,	January 31,
	2009	2008	2009	2008
OPERATING ACTIVITIES
Net income	15,704	17,936	20,468	22,443
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	584	676	2,231	2,424
Amortization of intangible assets	1,319	1,158	5,133	3,644
Amortization of deferred compensation	1	(4)	7	4
Stock-based compensation expense	144	(110)	527	466
Deferred income taxes	(13,100)	(16,000)	(11,735)	(16,000)
Deferred tax charge	50	-	(216)	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	(228)	(600)	772	(1,356)
Other	107	73	697	(364)
Prepaid expenses and other	89	(448)	(177)	67
Deferred contingent acquisition consideration	-	500	833	2,000
Accounts payable	(87)	(708)	(617)	(812)
Accrued liabilities	(36)	(861)	916	(815)
Income taxes payable	187	610	(285)	580
Deferred revenue	43	(2)	131	(343)
Cash provided by operating activities	4,777	2,220	18,685	11,938
INVESTING ACTIVITIES
Maturities of short-term investments	-	-	-	2,820
Purchase of short-term investments	(10,210)	-	(10,210)	-
Additions to capital assets	(371)	(404)	(1,343)	(1,074)
Acquisition of subsidiaries, net of cash acquired and bank indebtedness assumed	(320)	(5,694)	(2,231)	(11,374)
Acquisition-related costs	(13)	(190)	(928)	(1,903)
Cash used in investing activities	(10,914)	(6,288)	(14,712)	(11,531)
FINANCING ACTIVITIES
Issuance of common shares for cash, net of issue costs	79	119	177	23,279
Cash provided by financing activities	79	119	177	23,279
Effect of foreign exchange rate changes on cash and cash equivalents	(39)	(218)	(819)	1,035
Increase (decrease) in cash and cash equivalents	(6,097)	(4,167)	3,331	24,721
Cash and cash equivalents at beginning of period	53,519	48,258	44,091	19,370
Cash and cash equivalents at end of period	47,422	44,091	47,422	44,091